Exhibit 99.1

ANNUAL INFORMATION FORM
for the year ended October 31, 2009

December 16, 2009

TABLE OF CONTENTS

2.

DOCUMENTS INCORPORATED BY REFERENCE

Financial Statements and notes thereto contained in the 2009 Annual Report on pages 6 to 15.

Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 14, 2009.

Management Information Circular dated as of January 9, 2009.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency amounts in this Annual Information Form and the documents which are incorporated herein by reference are stated in United States dollars, except where otherwise specifically stated.  As of December 14, 2009 the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Cdn. $1.0593.

INCORPORATION

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the laws of the Province of Ontario on November 15, 1961 as a specialized investment holding company.  Following its incorporation, Central Fund invested mainly in shares and other securities of Canadian issuers, primarily with a view to capital appreciation.  In September of 1983, Central Fund changed its character to that of a passive, non-operating, specialized investment holding company the assets of which were then held through its wholly-owned subsidiaries, almost entirely in pure gold and silver bullion, primarily in international bar form.

On April 5, 1990, Central Fund was continued as a corporation under the laws of the Province of Alberta and discontinued under the laws of the Province of Ontario.  Pursuant to the Asset Transfer Agreements dated as of June 30, 1990, between Central Fund and each of its then wholly-owned subsidiaries, Central Fund purchased the assets of such subsidiaries, which consisted primarily of gold and silver in international bar form, and gold and silver bullion certificates.  These subsidiaries were in turn wound up and dissolved subsequent to the above transactions.

The Head Office of the Company is located at Suite 805, 1323 15th Avenue S.W., Calgary, Alberta T3C 0X8 and the Administrator's Shareholder and Investor Inquiries Office is located at 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

DESCRIPTION OF THE BUSINESS

General

Central Fund's objective is to provide a convenient, low-cost investment alternative for investors interested in holding marketable gold and silver related investments.  Its policy is to invest virtually all of its assets in long-term holdings of unencumbered, allocated and segregated gold and silver bullion, and not to speculate with regard to short-term changes in gold and silver prices, thereby providing retail and institutional investors with an ability to effectively hold interests in gold and silver bullion without the associated high transaction and handling costs and inconvenience.  The investment policies established by the Board of Directors of Central Fund require the Company to hold at least 90% of its net assets in gold and silver bullion, primarily in bar form.  Although Central Fund’s investment policies permit investing in securities, Central Fund disposed of its nominal holding of gold and silver related shares and does not intend to invest any of the Company’s assets in those types of securities in the foreseeable future.  As at October 31, 2009, on a physical basis, approximately 50 ounces of silver were held for each fine ounce of gold held.  As of October 31, 2009, Central Fund's net assets had a market value of approximately $2,382 billion and consisted of 54.2% gold bullion and certificates, 43.2% silver bullion and certificates, and 2.6% cash and other working capital amounts.  Central Fund expects these relative percentages to vary, but it does not intend to substantially increase the relative proportion of cash (except on a short-term basis when cash flow can increase for the reasons noted in the 2009 Annual Report to Shareholders under Liquidity and Capital Resources).  Central Fund believes that it is the only company listed on a United States or Canadian stock exchange with the specific investment policies outlined below.

3.

Investment Policies and Operations of Central Fund

Central Fund is a specialized investment holding company the investment objective of which is to hold almost all of its net assets in gold and silver bullion, primarily in international bar form.  Central Fund's investment policy is determined by its Board of Directors, subject to the provisions of its governing articles.  A summary of Central Fund's policy regarding the components of its net assets is as follows:

1.	At least 85% of Central Fund's net assets shall consist of long-term holdings of gold and silver bullion in bar form.

2.	At least 90% of Central Fund's net assets shall consist of gold and silver bullion in bar and certificate form.

3.
A nominal portion of Central Fund’s net assets not invested in gold and silver bullion may be invested in marketable securities related to the gold and silver markets and industries, although it is not currently the policy to do so.

4.
Central Fund's policy is to only hold "cash assets" (consisting of cash and short-term obligations issued or guaranteed by the governments of Canada or the United States, or any political subdivisions thereof, short-term deposits with financial institutions or investment grade commercial paper) for the purposes of paying dividends and expenses, and to generate interest income.

5.	Generally, at the time it invests in gold and silver bullion, Central Fund intends that no more than 10% of its net assets shall be cash assets.

With regard to Central Fund's holding of gold and silver bullion in bar form, it is Central Fund's policy to assess from time to time its mix of such gold and silver bullion holdings based upon the Board of Directors’ analysis of the current, historical and projected gold to silver price relationship, supply and demand factors and the Board of Directors’ analysis of Central Fund's current holdings of gold and silver bars.  It is Central Fund's intention to hold both gold and silver bars, but not necessarily in the same proportion as is currently held.

With regard to Central Fund's nominal holdings of bullion certificates, the relative proportions of these items against physical bullion may vary from time to time according to the Board of Directors’ assessment of market factors.

The governing articles of Central Fund require that at least 75% of the market value of Central Fund's non-cash net assets be invested in gold and silver bullion related investments.  This requirement can be changed only with approval of the holders of Central Fund's Class A non-voting shares, to be given in the manner set out under "Investment Restrictions" below.

Central Fund's earned income objective is secondary to its investment objective of holding almost all of its net assets in gold and silver bullion, primarily in international bar form.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and to meet the Class A non-voting shares’ dividend requirements for the near to medium term.

4.

Investment Restrictions

The governing articles of Central Fund contain provisions to the effect that Central Fund may not:

(i)	invest less than 75% of the market value of its non-cash net assets in gold and silver related investments;

(ii)
purchase any security (other than short-term government securities, short-term deposits with financial institutions and investment grade commercial paper) issued by any issuer if, immediately after and as a result of such purchase, more than 10% of Central Fund's net assets would consist of securities issued by such issuer;

(iii)
purchase any security issued by any issuer if, immediately after and as a result of such purchase, Central Fund would own more than 10% of any class of the outstanding securities issued by such issuer;

(iv)
purchase any security or property on margin or otherwise incur indebtedness (other than in the ordinary course related to settlements of its principal positions in securities or bullion) aggregating at any time in excess of 5% of its total net assets;

(v)
invest in securities of any issuer of which more than 5% of the issued and outstanding voting shares are beneficially owned, either directly or indirectly, by any officer or Director of Central Fund or by any person that shall, by agreement, be responsible for administering or managing the affairs of Central Fund or for providing investment advice to Central Fund, or any combination thereof;

(vi)
purchase securities from, or sell securities to, any person that is the holder of 10% or more of Central Fund's Common shares, any person that shall, by agreement, be responsible for administering or managing the affairs of Central Fund or for providing investment advice to Central Fund, or any officer or Director of any of the foregoing or of Central Fund.

There is no restriction on the maximum proportion of the assets of Central Fund which may be invested in gold and silver bullion.

The above restrictions can only be changed with the prior approval of the holders of the Class A non-voting shares then outstanding given in writing by the holders of all of the Class A non-voting shares or by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for such purpose.  Within these restrictions the Board of Directors determines Central Fund's investment policies which may be changed without notice to or vote by the holders of Class A shares.  In connection with its U.S. public offering in August 1987 Central Fund modified its investment policies to, among other things, increase the percentage of its non-cash net assets to be held in gold and silver in bar form and as otherwise set forth herein.  Prior to such offering, Central Fund had not changed its investment policies since 1983, and it has no present intention of changing said policies.

Administration

Pursuant to an amended and restated Administrative and Consulting Agreement (the "Administration Agreement") with the Corporation dated November 1, 2005, The Central Group Alberta Ltd. (the “Administrator"), is responsible for the general administration of the affairs of Central Fund under the direction of the Board of Directors of Central Fund.  This includes the provision of administrative and consulting services required by Central Fund, including the provision of general market and economic advice with respect to the investment of Central Fund's assets in accordance with its investment policies and restrictions.  Under the terms of the Administration Agreement, the Administrator arranges at its expense, for certain services from others, including currently Mr. Ian M.T. McAvity, President of Deliberations Research Inc. and a Director of Central Fund, who provides general advice in relation to analysis of bullion market trends and developments and guidance to the Boards of Central Fund and the Administrator and Mr. Malcolm Taschereau, a former President of Dome Mines Limited and recently retired director, who provides general advice to Central Fund.  The shares of the Administrator are sixty percent owned by Mr. Philip M. Spicer (Chairman and a Director of Central Fund), and forty percent owned by his son, Mr. J.C. Stefan Spicer (President, CEO and a Director of Central Fund).

5.

In addition, the Administrator provides and pays for all office services, supplies and facilities and, through its staff and designated independent contractors, generally oversees the day-to-day administration of Central Fund's affairs.  Central Fund is responsible for the payment of direct expenses such as brokerage, listing, legal, audit, insurance, safekeeping, transfer agent fees, Directors' fees and expenses, taxes and expenses incurred with respect to reporting to its shareholders.  It is Central Fund's intention that its total annual expenses, including the fees payable to the Administrator under the Administration Agreement but excluding income taxes, not exceed one percent of its total assets; however, in view of the costs associated with maintaining holdings of gold and silver bullion, Central Fund cannot assure that annual expenses will not exceed one percent.

In consideration for services rendered pursuant to the Administration Agreement, Central Fund pays the Administrator a monthly administration and consulting fee based on Central Fund's net assets determined for such month.  From 1996 through to October 31, 2005, the fee was computed at the annual rate of one-half of one percent of Central Fund's net assets up to $50,000,000, three eighths of one percent on such assets from $50,000,001 to $100,000,000 and one quarter of one percent on such assets over $100,000,000.  Effective November 1, 2005 the fee schedule was reduced for at least a ten year term.  Therefore, for at least the next six years the annual fee will be computed at 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding $1 billion.  The approval of the reduced administrative and consulting fee schedule followed Board Committees’ requests on August 8, 2005 for the review of agreements of the Administrator.  Fees paid by Central Fund to the Administrator for the fiscal years ended October 31, 2009, 2008 and 2007 were, in U.S. dollars, $3,893,726, $3,223,989 and $2,558,506 respectively.  The Administration Agreement may be amended at the discretion of Central Fund's Board of Directors and the Administrator without the approval of Central Fund's shareholders.

The Amended and Restated Administrative and Consulting Agreement is in force until October 31, 2015 and continues in force thereafter unless terminated by Central Fund.  Central Fund may at any time effect such termination effective as of such maturity or any renewal thereof by not less than sixty days prior notice if a majority of the Directors of Central (excluding such as are also directors, officers, employees or shareholders of the Administrator or advisors to Central Fund through the Administrator) determine that the performance by the Administrator of its obligations thereunder is not satisfactory and if such termination is then approved by the holders of Class A non-voting shares, such approval to be given by the affirmative vote of at least a majority of the votes cast at a meeting of such holders called pursuant to the articles and by-laws of Central Fund for such purpose.

Brokerage Allocation

Central Fund has no pre-arrangement, formula or method for allocating the brokerage business arising from its purchases and sales of bullion.  Transactions in bullion are generally done with dealers acting as principals and thus are done on a net price basis, which reflects the dealers' spread between bid and asked prices.  Central Fund's policy is to execute all bullion transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges.  This policy governs the selection of brokers and dealers and the market in which a transaction is executed.

Competitive Factors

Because gold and silver prices are established in an extensive international market which is not dominated by any single party, Central Fund believes that it competes on an equal basis with other entities when buying, and should it be required, selling gold and silver bullion and bullion related investments.

6.

Principal Properties

Central Fund's properties consist almost entirely of gold and silver bullion, all of which is stored in the vaults of the Canadian Imperial Bank of Commerce (“CIBC”) in Toronto, Vancouver and Regina, Canada.  As at October 31, 2009, the composition of gold and silver bullion held by Central Fund was as follows:

Gold Bullion:	Fine Ounces
Long-term physical holdings, 400 fine oz. bars	1,221,055
Long-term physical holdings, 100 fine oz. bars	12,889
Bullion certificates issued by CIBC	8,427
1,242,371

Silver Bullion:	Ounces
Long-term physical holdings, 1000 oz. bars	61,860,327
Bullion certificates issued by CIBC	255,551
62,115,878

Central Fund’s gold and silver bars are segregated, specifically identified by refiner, bar number, fineness and weight, and CIBC carries certain insurance against destruction, disappearance or wrongful abstraction with a standard war risk exclusion.  Central Fund’s physical bullion holdings, or any portion thereof, may only be released by CIBC upon receipt of a certified resolution of Central Fund's Board of Directors authorizing such release.

Central Fund’s nominal holdings of bullion certificates are deposited with CIBC, registered in the nominee name of CIBC, and are insured by it and not by Central Fund itself.  Central Fund, as holder of the bullion certificates, may demand delivery of the underlying bullion at the head office of the certificate issuer.  In the case of bullion certificates issued by CIBC, the certificate holder has no security interest in the underlying bullion and thus the ability to receive delivery upon demand could be adversely affected by factors which may influence the credit worthiness of CIBC.  At October 31, 2009, CIBC's total assets were approximately Cdn. $336 billion, and its net worth was approximately Cdn. $14 billion.

On August 13, 2009, the Company, through a public offering, issued 11,040,000 Class A non-voting shares for proceeds of $126,120,960 net of underwriting fees of $5,255,040. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $125,520,960.  The Company used the net proceeds from this public offering to purchase 69,342 fine ounces of gold at a cost of $67,404,584 and 3,467,086 ounces of silver at a cost of $52,595,695, both in physical bar form. The balance of $5,520,681 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On April 16, 2009, the Company, through a public offering, issued 20,000,000 Class A non-voting shares for proceeds of $201,600,000 net of underwriting fees of $8,400,000. Costs relating to this public offering were  $466,716 and net proceeds were $201,133,284.  The Company used the net proceeds from this public offering to purchase 123,700 fine ounces of gold at a cost of $109,909,145 and 6,188,000 ounces of silver at a cost of $78,088,690, both in physical bar form. The balance of $13,135,449 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On February 3, 2009, the Company, through a public offering, issued 12,500,000 Class A non-voting shares for proceeds of $124,800,000 net of underwriting fees of $5,200,000. Costs relating to this public offering were $367,494 and net proceeds were $124,432,506.  The Company used the net proceeds from this public offering to purchase 78,663 fine ounces of gold at a cost of $71,062,969 and 3,933,169 ounces of silver at a cost of $48,278,562, both in physical bar form. The balance of $5,090,975 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On September 26, 2008, the Company, through a public offering, issued 11,900,000 Class A non-voting shares for proceeds of $123,379,200 net of underwriting fees of $5,140,800.  Costs relating to this public offering were $248,827 and net proceeds were $123,130,373.  The Company used the net proceeds from this public offering to purchase 72,683 fine ounces of gold at a cost of $65,229,358 and 3,634,168 ounces of silver at a cost of $49,161,208, both in physical bar form. The balance of $8,739,807 was retained by the Company in interest-bearing cash deposits for working capital purposes.

7.

On July 22, 2008, the Company, through a public offering, issued 11,115,000 Class A non-voting shares for proceeds of $144,050,400 net of underwriting fees of $6,002,100.  Costs relating to this public offering were $474,571 and net proceeds were $143,575,829.  The Company used the net proceeds from this public offering to purchase 67,397 fine ounces of gold at a cost of $66,287,788 and 3,369,900 ounces of silver at a cost of $66,039,619, both in physical bar form. The balance of $11,248,422 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On March 5, 2008, the Company, through a public offering, issued 4,318,181 Class A non-voting shares for proceeds of $54,719,990 net of underwriting fees of $2,280,000.  Costs relating to this public offering were $398,518 and net proceeds were $54,321,472.  The Company used the net proceeds from this public offering to purchase 25,416 fine ounces of gold at a cost of $24,319,300 and 1,270,800 ounces of silver at a cost of $24,501,024, both in physical bar form. The balance of $5,501,148 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On September 19, 2007, the Company, through a public offering, issued 11,840,000 Class A non-voting shares for proceeds of $107,298,816 net of underwriting fees of $4,470,784.  Costs relating to this public offering were $499,041 and net proceeds were $106,799,775.  The Company used the net proceeds from this public offering to purchase 72,453 fine ounces of gold at a cost of $51,792,317 and 3,622,702 ounces of silver at a cost of $46,850,239, both in physical bar form. The balance of $8,157,219 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On December 8, 2006, the Company, through a public offering, issued 8,640,000 Class A non-voting shares for proceeds of $77,967,360, net of underwriting fees of $3,248,640.  Costs relating to this public offering were $573,436 and net proceeds were $77,393,924.  The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, primarily in physical bar form.  The balance of $6,643,868 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On August 3, 2006, the Company, through a public offering, issued 7,150,000 Class A non-voting shares for proceeds of $58,344,000, net of underwriting fees of $2,431,000.  Costs relating to this public offering were $559,473 and net proceeds were $57,784,527   The Company used the net proceeds from this public offering to purchase 42,960 fine ounces of gold at a cost of $27,395,623 and 2,148,000 ounces of silver at a cost of $24,549,000, primarily in physical bar form.  The balance of $5,839,904 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On April 27, 2006, the Company, through a public offering, issued 3,208,212 Class A non-voting shares for proceeds of $26,948,981, net of underwriting fees of $1,122,874.  Costs relating to this public offering were $374,016 and net proceeds were $26,574,965.  The Company used the net proceeds from this public offering to purchase 17,475 fine ounces of gold at a cost of $10,462,625 and 873,800 ounces of silver at a cost of $11,215,730, both in physical bar form.  The balance of $4,896,611 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On November 3, 2004, the Company, through a public offering, issued 15,000,000 Class A non-voting shares for proceeds of $81,504,000, net of underwriting fees of $3,396,000.  Costs relating to this public offering were $561,303 and net proceeds were $80,942,696.  The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, in physical bar form except for 67 ounces of gold which were received in certificate form.  The balance of $4,776,296 was retained by the Company in interest-bearing cash deposits for working capital purposes.

8.

SELECTED FINANCIAL INFORMATION

For the year ended October 31, 2004, with retroactive application to prior years, the Company early adopted Accounting Guideline 18, Investment Companies (“AcG - 18”), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred.  While the Company’s accounting policy, prior to adoption of AcG - 18, had been to measure its investments at market value, the Company did not recognize any unrealized gains and losses in income, but instead recognized them as a separate component of shareholder’s equity until gains or losses were realized, at which time they were recognized as such.

The net asset value of Central Fund is identical under both Canadian and United States GAAP.

The following presentation of selected financial data for the last three fiscal years reflects the application of the AcG - 18 accounting policy:

	Years ended October 31
	2009		2008		2007

	U.S.$	Cdn. $	U.S.$	Cdn. $	U.S.$	Cdn. $
Change in unrealized appreciation (depreciation) of holdings (in millions)	$734.5	$586.1	$(348.0)	$(40.8)	$221.5	$47.9
Net income (loss) for the period (in millions ) inclusive of unrealized appreciation and (depreciation)	$728.6	$571.3	$(352.6)	$(34.4)	$218.2	$40.5
Net income (loss) per Class A share	$4.24	$3.27	$(2.58)	$(0.26)	$1.94	$0.36

Change in net assets from prior year (in millions)	$1,178.3	$1,102.1	$(33.5)	$289.1	$401.2	$236.6

% change from prior year	97.9%	75.3%	(2.7)%	24.6%	48.0%	25.2%

Change in net assets per Class A share from prior year	$4.25	$3.48	$(1.99)	$0.22	$1.90	$0.42
% change per Class A share from prior year	53.8%	36.2%	(20.1)%	2.3%	23.8%	4.7%

Gold price (U.S. $ per fine ounce)	$1,040.00		$730.75		$789.50
% change from prior year	42.3%		(7.4)%		30.8%

Silver price (U.S. $ per ounce)	$16.57		$9.28		$14.32
% change from prior year	78.6%		(35.2)%		18.5%

Exchange rate: $1.00 U.S. = Cdn.	$1.0774		$1.2165		$0.9499
% change from prior year	(11.4)%		28.1%		(15.4)%

Exchange Rate

The Canadian dollar exchange rates for United States dollars for each of the years in the five-year period ended October 31, 2009 as reported by the Bank of Canada were as follows:

Year Ended October 31	Cdn. $ per U.S. $1.00
	Average	Last	Low	High
2005	1.2190	1.1801	1.1611	1.2704
2006	1.1388	1.1227	1.0990	1.1961
2007	1.1004	0.9499	0.9499	1.1853
2008	1.0275	1.2165	0.9170	1.2943
2009	1.1675	1.0774	1.0292	1.3000

9.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information set forth in a separate seven-page document entitled Management’s Discussion and Analysis of December 14, 2009 is incorporated herein by reference.

CAPITAL STRUCTURE, DIVIDENDS AND MARKET FOR SECURITIES

Capital Structure

The capital of the Company consists of 50,000 Common shares without nominal or par value, of which 40,000 such shares were issued and outstanding at the date hereof, and an unlimited number of Class A non-voting shares with preference rights and without nominal or par value, of which 196,007,713 such shares issued and were outstanding as at October 31, 2009.

Class A Non-voting Shares

Notice of Meetings:

Holders of Class A non-voting shares are entitled to notice of and to attend all meetings of shareholders. Holders of Class A non-voting shares are not entitled to vote at any meetings of shareholders of Central Fund except as provided for by law and with respect to those matters set out in the articles of the Company, the majority of which are described below.

Certain Voting Rights:

So long as any Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose:

(i)
approve any change in the minimum amount of Central Fund’s assets which must be invested in gold and silver related investments as required by its articles of incorporation. This minimum amount is currently set at 75% of the market value of the non-cash net assets of the Company;

(ii)	approve any change in the restrictions on the investments which Central Fund is permitted to make;

(iii)	issue more than an additional 10,000 Common shares;

(iv)	create any class of shares ranking in preference or priority to the Class A non-voting shares:

(v)	create any class of shares ranking as to dividends in preference to or on a parity with the Common shares:

(vi)	consolidate or subdivide the Common shares, except where the Class A non-voting shares are consolidated or subdivided on the same basis;

(vii)	reclassify any shares into Class A non-voting shares or Common shares; or

(viii)	provide to the holders of any other class of shares the right to convert into Class A non-voting shares or Common shares.

In addition, so long as any of the Class A non-voting shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of a majority of the votes cast at a meeting of the holders of the Class A non-voting shares duly called for that purpose, appoint any person, firm or corporation to replace the Administrator (or any duly authorized replacement of the Administrator) or to perform generally the duties and responsibilities of the Administrator under the Administration Agreement.

10.

Dividends:

The Class A non-voting shares are entitled to receive a preferential non-cumulative dividend of U.S. $0.01 per share per annum and thereafter to participate pro rata in any further dividends with the Common shares on a share-for-share basis.

Purchase for Cancellation of Class A Non-voting Share:

Central Fund may, at any time or times, subject to applicable regulatory requirements, purchase for cancellation in the open market or by invitation for tenders to all holders all or any part of the Class A non-voting shares then outstanding at the market price or lowest tender price per Class A non-voting share, as the case may be.

Rights on Liquidation:

In the event of the liquidation, dissolution or winding-up of Central Fund, the holders of Class A non-voting shares are entitled to receive U.S. $3.00 per share together with any declared and unpaid dividends thereon, calculated to the date of payment before any amount is paid or any assets of Central Fund are distributed to the holders of Common shares or any shares ranking junior to the Class A non-voting shares.  The holders of Class A non-voting shares are entitled to participate pro rata in any further distributions of the assets of Central Fund with the holders of the then outstanding Common shares on a share-for-share basis.

Redemption:

Any holder of Class A non-voting shares is entitled, upon 90 days’ notice, to require Central Fund to redeem on the last day of any of Central Fund’s fiscal quarters, all or any of the Class A non-voting shares which that person then owns.  The retraction price per Class A non-voting share shall be 80% of the net asset value per Class A non-voting share as of the date on which such Class A non-voting shares are redeemed.  The articles of Central Fund provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws and regulations.

Common Shares

The Common shares entitle the holders to one vote per share at all annual and general meetings of the shareholders.  The rights of Common shares in respect of dividends and upon liquidation rank secondary to those of the Class A non-voting shares as described above.

Dividends

As indicated above, the Company pays an annual dividend of U.S. $0.01 per Class A non-voting share under the rights attaching to such shares.  The dividend amounts paid in respect of the fiscal years ended October 31 in 2009, 2008 and 2007 were approximately U.S. $1,960,200, U.S. $1,524,700 and U.S. $1,251,300 respectively.

Market for Securities

Central Fund's Class A non-voting shares have been listed on the NYSE Amex Equities (formerly known as the American Stock Exchange) since April 3, 1986 and on The Toronto Stock Exchange since 1965.  On December 14, 2009 there were 1,194 registered holders of record of the Class A non-voting shares, the substantial majority of beneficial holdings being in unregistered form.

The following table sets forth the high and low net asset value of Central Fund's Class A non-voting shares based upon the daily London P.M. gold fix and the daily London silver fix as well as the high and low closing market prices per Class A non-voting share and trading volumes as reported on such exchanges for the 12 months ended October 31, 2009:

11.

	Net Asset Value (U.S. $)		NYSE Amex (U.S. $)			Toronto Stock Exchange (Cdn. $)

Fiscal Month Ended	High	Low	High	Low	Volume	High	Low	Volume

2008 - November 30	8.80	7.81	10.02	8.46	13,356,939	12.65	10.44	1,958,132
December 31	9.37	8.07	11.22	9.19	18,491,132	13.65	11.38	22,624,483

2009 - January 31	10.11	8.78	11.15	9.93	20,367,609	13.70	12.13	2,839,639
February 28	11.12	9.98	12.60	10.90	32,613,213	15.74	13.52	4,313,743
March 31	10.70	9.98	12.56	11.20	28,950,357	15.57	14.30	3,937,120
April 30	10.29	9.64	12.03	10.62	29,791,794	15.19	12.85	5,020,252
May 31	11.43	9.78	12.65	11.24	18,318,593	13.86	13.25	2,804,524
June 30	11.58	10.52	12.66	11.74	22,481,773	14.03	13.33	2,135,097
July 31	10.83	10.03	12.05	11.07	13,750,417	13.64	12.54	1,550,656
August 31	11.14	10.61	12.29	11.72	22,195,987	13.42	12.88	1,882,108
September 30	12.29	11.05	13.46	12.23	21,861,840	14.34	13.49	1,908,877
October 31	12.72	11.82	13.93	12.66	22,316,376	14.54	13.69	1,776,275

Central Fund's 40,000 issued and outstanding Common shares are closely held and are not listed on any exchange.

DIRECTORS AND OFFICERS

Directors and Officers

The Directors and officers of Central Fund are listed below.  Terms of office run from the date of election or appointment until the close of the next annual meeting. .

Name, Residence and Principal Occupation	Position and Office with Central Fund	Year Elected or Appointed to Position

John S. Elder Q.C. Toronto, Ontario Counsel, Fraser Milner Casgrain LLP (Barristers & Solicitors)	Secretary and Director	1983

Douglas E. Heagle Burlington, Ontario Chairman, NSBL International (International Investor)	Director(A)(C)(I)(L)	1964

Ian M.T. McAvity Toronto, Ontario Corporate Director and President, Deliberations Research Inc. (Economic Consultants)	Director(C)(E)(I)	1983

Michael A. Parente CMA, CFP Hamilton, Ontario Independent Consultant	Director(A)(I)	1992

Robert R. Sale Tortola, British Virgin Islands Retired Investment Dealer Executive	Director(A) (C)(I)	1983

12.

Dale R. Spackman Q.C. Calgary, Alberta Partner, Parlee McLaws LLP (Barristers & Solicitors)	Vice-Chairman and Director(E)	2001 1990

J.C. Stefan Spicer Lynden, Ontario President & CEO, Central Fund of Canada Limited President & CEO, Central GoldTrust President & CEO, Silver Bullion Trust	President, CEO and Director(E)	1997 1995

Philip M. Spicer Ancaster, Ontario Chairman, Central Fund of Canada Limited Co-Chairman and Trustee, Central GoldTrust Chairman and Trustee, Silver Bullion Trust President, The Central Group Alberta Ltd. (Administrator of Central Fund)	Chairman and Director(E)	2001 1961

Catherine A. Spackman CMA Calgary, Alberta Treasurer, The Central Group Alberta Ltd. (Administrator of Central Fund)	Treasurer & CFO	1989

Teresa E. Poper Ancaster, Ontario Accounting and Administration Consultant	Assistant Treasurer	2005

Notes:

(A)    Member of Audit Committee

See "Audit Committee Matters" below.

(C)    Member of Corporate Governance Committee

The Corporate Governance Committee is responsible for: developing the Company's approach to governance issues; facilitating education programs for all Directors; assessing the size and effectiveness of the Board as a whole and of the Committee; and assessing the contribution of individual Board members.  The Committee’s responsibility extends to ensuring that the Board can function independently of the Senior Executive Officers and monitoring the Board’s relationship to the Senior Executive Officers.  It reviews the communications policy of Central Fund to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and to ensure that such communications treat all shareholders fairly with respect to disclosure.  The Committee meets independently of Senior Executive Officers from time to time or as necessary.  Mr. Sale chairs the Corporate Governance Committee.

(E)    Member of Executive Committee

The Executive Committee meets occasionally between regularly scheduled Board meetings and its delegated authority is to deal with various matters.  The proceedings of the Executive Committee are reviewed by the Board.

(I)             In the view of the Board, is independent under the corporate governance guidelines of the Canadian securities administrators.

(L)    Lead Director.

AUDIT COMMITTEE MATTERS

The Audit Committee is currently comprised of Messrs. Douglas E. Heagle, Michael A. Parente and Robert R. Sale.  Mr. Heagle serves as its Chairman.

13.

Each is "independent" as contemplated by National Instrument 52-110 (“NI 52-110”) of the Canadian securities regulatory authorities and each is financially literate, meaning that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the financial statements of Central Fund.  Each of the members of the Audit Committee, is regarded by the Board, by virtue of his respective education and/or business background, as well as experience with Central Fund, as having: (a) a basis for understanding the accounting principles used by the Company to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience analyzing or evaluating financial statements of the type referred to above and, in the case of Mr. Parente, experience actively supervising one or more persons engaged in such activities; and, (d) an understanding of internal controls and procedures for financial reporting.  Mr. Heagle is a graduate of the Ivey School of Business.  He has been an officer (currently Chairman) and a director of National System of Baking Ltd. since 1953 and is Chairman of a division, NSBL International (private capital investments).  Mr. Heagle has been a director of several Canadian and overseas companies.  Mr. Parente is a Certified Management Accountant and Certified Financial Planner in Canada and has been an independent consultant since 2009.  Prior to that, he had been the Director of Finance for First Ontario Credit Union since 2004.   From February, 1990 to August, 2002, Mr. Parente was the Vice-President Finance of Central Fund.  Previously, for over 15 years, he was Chief Financial Officer and Compliance Officer for a mutual fund management company.  Mr. Sale was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada.

The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•
the Committee communicates its expectations to the Senior Executive Officers and the external auditors with respect to the nature, extent and timing of its information needs.  The Committee expects that draft financial statements and other written materials will be received from the Senior Executive Officers or the external auditors several days in advance of Committee meeting dates;

•	the Committee, in consultation with the Officers and the external auditors, develops an Audit Committee agenda which is responsive to the Committee's needs as set out in its charter;

•
the Committee, in consultation with the Senior Executive Officers and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact the Corporation's financial disclosure and presentation;

•
the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with the Senior Executive Officers, other Board members and the external auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of the Corporation and after consultation with the President, engage an outside advisor with special expertise;

•
as the external auditor's responsibility is not only to the Board of Directors but to the Audit Committee as representatives of the shareholders, the Committee expects the external auditors to report to it all material issues arising out of their services or relationship with the Corporation; and

•	pre-approving both audit and non-audit services.

14.

The charter of the Audit Committee is as follows:

“Purpose

The primary function of the Audit Committee is to assist the board of directors of the Corporation (the "Board") in fulfilling their oversight responsibilities by reviewing:

(a)	selection, independence and effectiveness of the external auditors;

(b)	the financial statements and other financial information and reports which will be provided to the shareholders and others;

(c)	the financial reporting process; and

(d)	the Corporation’s internal audit activity and controls.

The external auditor’s ultimate responsibility is to the Corporation and the Audit Committee, as representatives of the shareholders. These representatives have the ultimate authority to evaluate and, where appropriate, recommend replacement of the external auditors.

The Committee shall be given full access to the Corporation’s records, those of Central Group Alberta Ltd. (the “Administrator) and the external auditors as necessary to carry out these responsibilities.

Although the Audit Committee has the powers and responsibilities set forth in this Charter, the role of the Audit Committee is oversight. The members of the Audit Committee are not employees of the Corporation or the Administrator. It is not the duty of the Audit Committee to conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of the Senior Executive Officers.  The external auditor’s responsibility is to perform an audit to determine whether the financial statements prepared by the Senior Executive Officers are, in all material respects in accordance with generally accepted accounting principles.

Qualification of Members

1.
The members of the Audit Committee (the “Committee”) shall be three or more in number and be “independent” as defined in Multilateral Instrument 52-110 of the Canadian securities regulators. “Independent” for this purpose means that a member has no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with his or her independent judgment. Members of the Committee shall not receive any remuneration other than for acting as a member of the Committee or another Committee or as a Board member.

2.
All members of the Committee shall be “financially literate”, that is to say have the ability to read and understand financial statements and related notes that present a breadth and level of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Operating Procedures

1.
The Committee requires that the Senior Executive Officers provide for review draft annual and quarterly financial statements, annual and quarterly reports, Management’s Discussion and Analysis, Annual Information Form and press releases where relevant, in a timely manner before the scheduled Committee meetings.

15.

2.
The Committee meets annually in December (twice) so as to be able to review the draft annual audited financial statements and related materials, and meets quarterly as required to review the draft first, second and third quarter unaudited financial statements and the accompanying report to shareholders.

3.	At least annually, the Committee reviews its effectiveness and the contribution of each of its members.

4.	The Committee shall have adequate resources and authority to discharge its responsibilities.

5.
The Committee shall have the authority to engage and compensate independent counsel and other advisors which it determines are necessary to enable the Committee to carry out its duties, and to communicate directly with the external auditors.

Relationship with External Auditor and Review Responsibilities

1.
The external auditors are accountable to the Board and the Committee, as representatives of the shareholders of the Corporation.  As such representatives, the Committee has overall responsibility for selection of the external auditors and recommends to the Board, the firm of external auditors to be put forward for shareholder approval at each annual meeting. The Committee will only select external auditors who (a) participate in the oversight program of the Canadian Public Accountability Board (the “CPAB”) and (b) are in good standing with the CPAB.

2.
The Committee annually reviews and discusses a letter from the external auditors detailing factors that might have an impact on the auditors’ independence, including all services provided and fees charged by the external auditors. The Committee satisfies itself regarding the independence of the auditors and reports its conclusions, and the basis for those conclusions, to the Board ..

3.
The Committee reviews and recommends to the Board for approval the annual audited financial statements and accompanying report to shareholders as well as related documents such as the Annual Information Form or equivalent filings and the Management’s Discussion and Analysis.

4.
The Committee also reviews and recommends to the Board for approval the unaudited financial statements for the first, second and third quarters, Management's Discussion and Analysis and related reports to shareholders.

5.
The Committee is responsible for approving the scope of the annual audit, the audit plan, the access granted to the Corporation’s records and the co-operation of the Senior Executive Officers in any audit and review function.

6.
The external auditors are required to present and discuss with the Committee its views about the quality of the accounting policies adopted by the Senior Executive Officers in preparing the financial statements, including International Financial Reporting Standards when in effect, with a particular focus on the accounting estimates and judgments made by the Senior Executive Officers selection of accounting principles. The Committee meets in private with appropriate Senior Executive Officers and separately with the external auditors to share perceptions on these matters, discuss any potential concerns and agree upon appropriate action plans.

7.
The Committee is responsible for reviewing the work of the external auditors, including their findings and recommendations, as well as the Senior Executive Officers’ response to any such findings and recommendations, and resolving any disagreements between them and the external auditors regarding financial reporting.

8.	The Committee should approve all audit services and, wherever feasible, pre-approve any non-audit services to be provided by its external auditors.

16.

9.	The Committee is responsible for assessing the effectiveness of the working relationship of the external auditors with the Senior Executive Officers.

10.	The Committee is responsible for reviewing the performance of, and approving the fees charged by, the external auditors.

11.	The Committee is also responsible, when circumstances dictate, for recommending to the Board the removal and replacement of external auditors.

12.
The Committee shall establish procedures for dealing with complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by Officers of the Corporation or officers and employees of the Administrator regarding such matters (i.e. whistle-blowing).

13.	The Committee shall review and approve the hiring by the Administrator of employees and former employees of the external auditors who were involved in the Corporation’s accounts.

14.	The Committee shall review and comment to the Board on all related-party transactions.

15.	The Committee shall review any change in the Corporation’s Code of Ethics for Senior Financial Officers.

16.
The Committee shall, when feasible, review any prospectuses, registration statements, information circulars and other reporting issuer or disclosure statements of the Corporation involving and as related to financial disclosure.

Relationship to Internal Audit

1.
The Committee is responsible for reviewing and approving the Senior Executive Officers’ decisions relating to any potential need for internal auditing, including whether this function should be outsourced and if such function is outsourced, to approve the supplier of such service.

2.	The Committee is responsible for ensuring that the Senior Executive Officers have designed and are implementing an effective system of internal control over financial reporting.

Disclosure

1.	The Committee provides a report annually to the shareholders, as part of the Information Circular for the annual meeting, which briefly summarizes the nature of the activities of the Committee.

Procedures

1.
The times and locations of meetings of the Committee, the calling of such meetings and all aspects of procedure at such meetings shall be determined by the Committee, as the case may be, provided that in every case:

(a)	the presence of at least two members shall be necessary to constitute a quorum; and

(b)
the acts of the Committee or any sub-committee, at a duly constituted meeting, shall require no more than the vote of a majority of the members present and that, furthermore, in any circumstance, a resolution or other instrument in writing signed by all members of the Committee shall avail as the act of the Committee.

2.	The Secretary of the Corporation, failing which the Assistant Secretary of the Corporation, shall be the Secretary of the Committee.

17.

The following table sets out information in relation to the fees of the Auditors, Ernst & Young LLP, in respect of the past two fiscal years of the Company:

Fiscal Year Ended	Audit Fees(1)		Tax Fees	All Other Fees

October 31, 2009	$118,767	(1)	—	—
October 31, 2008	$209,995	(1)	—	—

Note (1):  Includes review of financial information and financial statement preparation for public offerings of Class A non-voting shares of the Company.

The Audit Committee is required to approve all non-audit work undertaken by the Auditors.  As a matter of policy, the Auditors are precluded by the Board of Directors from supplying: actuarial services; appraisal or evaluation services; fairness opinion or contribution-in-kind reports; bookkeeping or other services related to the accounting records or financial statements; broker or dealer, investment advisor or investment banking services; financial information systems design and implementation; internal audit outsourcing; legal or expert services related to the audit; and management functions or human resources.

RISK FACTORS

Shareholders and prospective investors should consider the following factors relating to the business and primary assets of Central Fund

Gold and Silver Price Volatility

Central Fund’s affairs almost entirely involve purchasing and holding pure gold and silver bullion.  Therefore, the principal factors affecting the price of its shares are factors which affect the price of gold and silver, and which are beyond the Company’s control.  However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on shares of gold producers as gold producers have considerable inherent operational risks, resulting in more volatile share prices of such producers.  Central Fund’s net assets are denominated in U.S. dollars.  As at October 31, 2009, the Company’s assets were made up of 54.2% gold bullion, 43.2% silver bullion and 2.6% cash and other working capital amounts.   Central Fund does not engage in any leasing, lending or hedging activities involving its assets, so the value of the shares will depend on, and typically fluctuate with, the price fluctuations of its bullion assets.  The market prices of gold and silver bullion may be affected by a variety of unpredictable, international, economic, monetary and political factors including:

•
global gold and silver supply and demand, which is influenced by such factors as: (i) forward selling by gold and silver producers; (ii) purchases made by gold and silver producers to unwind gold and silver hedge positions; (iii) central bank purchases and sales; and (iv) production and cost levels in major gold-and-silver-producing countries;

•	investors’ expectations with respect to various rates of inflation;

•	exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold and silver is generally quoted;

•	the volatility of interest rates; and

•	unexpected global, or regional, political or economic incidents.

Changing tax, royalty and land and mineral rights ownership and leasing regulations under different political regimes can impact market functions and expectations for future gold and silver supply. This can impact both gold and silver mining shares, and the relative prices of other commodities, which can also be competitive factors that impact investor decisions with respect to investing in gold and silver and in the shares of Central Fund.

18.

Foreign Exchange Rates

Central Fund maintains its accounting records, purchases gold and silver and reports its financial position and results in U.S. currency. However, certain of Central Fund’s expenses are paid, and the Class A shares trade on the TSX, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Central Fund’s control, there can be no assurance that such fluctuations will not have an effect on Central Fund, its net asset value or on the trading price of the Class A shares.

Uninsured and Underinsured Losses

All of the gold and silver bullion owned by Central Fund is stored on an unencumbered and allocated basis in the treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”) in segregated safekeeping. The Bank maintains insurance with regard to its business and bullion storage on such terms and conditions as it considers appropriate. There can be no assurance that such insurance will be sufficient to cover losses that could be incurred by the Bank or Central Fund.

Net Asset Value

The net asset value of Central Fund’s gold and silver assets is based on the spot price reported for gold and silver bullion, respectively. Accordingly, the market value of the Class A shares may, at any time, be greater or less than the realizable value of the underlying assets, being primarily the gold, silver and cash owned by Central Fund. Central Fund has no control over the factors that affect the value of the gold and silver bullion held by Central Fund, including factors that affect gold and silver prices generally such as general economic and political conditions and fluctuations in interest rates, and factors unique to the gold or silver industry.

Price Volatility of Other Commodities

Central Fund’s affairs may be affected to a limited extent by the price of other commodities which may be viewed by investors as competitively priced or as an alternative to investing in gold and silver related investments.

Canadian Federal Income Tax Considerations

If Central Fund were to cease to qualify as a “mutual fund corporation” under the Income Tax Act (Canada), the income tax considerations would be materially and adversely different in certain respects.

There can be no assurance that Canadian federal income tax laws and the administrative and assessing practices of the Canada Revenue Agency respecting the treatment of mutual fund corporations and the tax applicable to gains and losses will not be further changed or interpreted in a manner which adversely affects Class A shareholders.

United States Federal Income Tax Considerations

Central Fund has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Class A shares is very complex and, in certain cases, uncertain or potentially unfavorable to United States shareholders. Under current law, a non-corporate United States shareholder who has in effect a valid election to treat Central Fund as a qualified electing fund (“QEF”) should be eligible for the 15% maximum United States federal income tax rate on a sale or other taxable disposition of Central Fund’s shares, if such shares have been held for more than one year at the time of sale or other taxable disposition.  Gain from the disposition of collectibles, such as gold or silver, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate United States shareholder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a United States shareholder that has made a QEF election on a disposition of Central Fund shares to the 28% rate.  U.S. Holders should be aware that if they purchase Class A shares and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their Central Fund shares. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to Central Fund.

19.

Under the QEF rules, in the event that Central Fund disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, United States shareholders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from Central Fund). Historically, Central Fund has declared and paid a cash distribution of U.S.$0.01 per share (prior to 1996, Cdn.$0.01 per share) on its outstanding Class A shares. In addition, it is the intention of Central Fund to distribute to holders of record of Class A shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A shares) such that the amount of cash distributions payable to an electing shareholder that holds Class A shares for the entire taxable year of Central Fund will be at least equal to the product of (i) Central Fund’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States shareholders, such cash distributions may not provide an electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Shareholders’ pro rata share of Central Fund’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Class A shares, whether from Central Fund or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

Possible Adverse Effect of Substantial Official Sector Gold Sales

The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, some of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. A number of central banks have sold portions of their gold reserves over the last few years, with the result being that the official sector, taken as a whole, has been a net supplier of gold to the open market, although recently, there have been substantial purchases of gold bullion from the International Monetary Fund. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline which may adversely affect an investment in the Class A shares.

Loss, Damage or Restriction on Access to Gold and Silver

There is a risk that part or all of Central Fund’s gold and silver bullion could be lost, damaged or stolen, notwithstanding the handling of deliveries of bullion by and storage of bullion in the treasury vaults of a Canadian bank. Also, access to Central Fund’s gold and silver bullion could be restricted by natural events or human actions. Any of these events may adversely affect the assets of Central Fund and, consequently, an investment in the Class A shares.

Investment Eligibility

The Board of Directors intend that the Class A shares will be qualified investments under the Tax Act for Plans. However, there can be no assurance for the future that the Class A shares will continue to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

20.

Regulatory Changes

Central Fund may be affected by changes in regulatory requirements, customs duties and other taxes. Such changes could, depending on their nature, benefit or adversely affect Central Fund and its shareholders.

Competition

An investment in the Class A shares may be adversely affected by competition from other methods of investing in gold and silver. Central Fund may be regarded as competing with other financial vehicles, including traditional debt and equity securities issued by companies in the precious metals industry; other securities backed by or linked to gold or silver; direct investments in gold or silver and open-end or closed-end investment entities. Market and financial conditions, and other conditions beyond Central Fund’s control, may make it more attractive to invest in other financial securities or to invest in gold or silver bullion directly, which could occasionally reduce the marketability for the Class A shares.

Conflict of Interest

The Directors and Officers of Central Fund may provide advisory and other services to other entities and parties. The Directors and Officers of Central Fund have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect of the affairs of Central Fund, as they arise from time to time.

Delivery of Silver and Gold Bullion

In accordance with industry standards, there is a delay between the time of acquisition of the bullion purchased by Central Fund out of the proceeds of offerings of Class A shares and the time of actual delivery of such bullion, due to factors beyond Central Fund’s control.

ADDITIONAL INFORMATION

Central Fund has no employees and there are no officers of Central Fund who receive remuneration from Central Fund for acting in such capacity.  Officers who are also Directors receive the standard Director's fee, except Messrs. Philip Spicer and Stefan Spicer who receive no remuneration as Directors from Central Fund.  Central Fund does not have any retirement or benefit plans.  No Director or Officer of Central Fund is or has been indebted to Central Fund. Mr. Dale Spackman and Mrs. Catherine A. Spackman are husband and wife.

As of December 14, 2009, the Directors and Officers of Central Fund as a group beneficially owned or are deemed to own, directly or indirectly, approximately 63.10% of the outstanding Common shares of Central Fund.

John Elder, a Director and Secretary of the Company, was a director of a restaurant enterprise, Richtree Inc. ("Richtree").  Richtree is not affiliated with the Company.  In late December 2002 and again in late December 2003, the Ontario Securities Commission issued a temporary restraining order prohibiting each of the directors and officers of Richtree from trading in the securities of Richtree until its annual audited financial statements were filed.  The directors individually consented to the Commission issuing such orders.  Such orders were lifted in late January 2003 and late February 2004 respectively following Richtree's filing of the audited financial statements for the relevant fiscal year.  In October of 2004, Richtree made a proposal under the Companies' Creditors Arrangement Act (Canada) and all of its assets were subsequently sold to the secured creditor in early 2005.  Mr. Elder ceased to be a director prior to completion of such sale.

Central Fund’s Registrar and Transfer Agent is CIBC Mellon Trust Company at Calgary, Montreal, Toronto and Vancouver.  CIBC Mellon’s Co-Transfer Agent for business in the United States is Mellon Investor Services LLC in Jersey City and Pittsburg.

Central Fund will provide the following information to any person who requests it from Central Fund's President, Treasurer or Secretary at Suite 805, 1323-15th Avenue S.W., Calgary, Alberta T3C 0X8.

21.

(a)
when securities of Central Fund are in the course of a distribution pursuant to a short form prospectus or a base shelf or preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of Central Fund's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)
one copy of the comparative financial statements of Central Fund for its most recently completed financial year, together with the accompanying report of Central Fund's auditor, and one copy of any of Central Fund's interim financial statements subsequent to the financial statements for the most recently completed financial year;

(iii)	one copy of Central Fund's Information Circular in respect of the most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and is not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that Central Fund may require the payment of a reasonable charge if the request is made by a person who is not a holder of Central Fund's securities.

Additional information, including Directors' and Officers' remuneration, principal holders of Central Fund's Common shares and interests of insiders in material transactions, where applicable, is contained in Central Fund's Information Circular dated as of January 11, 2010 in connection with its Annual Meeting of shareholders to be held on February 22, 2010.  Additional financial information is provided in Central Fund's 2009 Annual Report.  Copies of Central Fund’s 2009 Annual Report and its Information Circular dated as of January 9, 2009 may be obtained, and of its Information Circular to be dated as of January 11, 2010 may shortly be obtained, by visiting our website at www.centralfund.com.

 Further information relating to Central Fund may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.